UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

ANTRIABIO, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK

(Title of Class of Securities)

037230208

(CUSIP Number of Warrants’ Underlying Common Stock)

Nevan C. Elam

Chief Executive Officer

AntriaBio, Inc.

1450 Infinite Drive

Louisville, Colorado 80027

Phone: (303) 222-2128

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Person)

Copies to:

Michael L. Weiner
Anthony W. Epps
Dorsey & Whitney, LLP

1400 Wewetta Street, Suite 400

Denver, CO 80208

(303) 629-3400

CALCULATION OF FILING FEE:

Transaction Valuation(1)	Amount of Filing Fee(1)(2)
$17,766,988	$2,059.19

(1)	Estimated for purposes of calculating the amount of the filing fee only. The transaction is an offer to amend warrants to purchase an aggregate of 16,450,915 shares of common stock, consisting of outstanding warrants to purchase 16,450,915 shares of the Company’s common stock at exercise prices ranging between $1.17 and $2.50 per share, issued to investors participating in the Company’s private placement financings with respect to which closings occurred on December 23, 2013, December 31, 2013, January 15, 2014, March 31, 2014, November 28, 2014, December 31, 2014, February 18, 2015, February 23, 2015, March 31, 2015 and April 6, 2015. The transaction value is calculated pursuant to Rule 0-11 using $1.08 per share of common stock, which represents the average of the high and low sales price of the common stock on December 12, 2016, as reported by the OTCQB operated by the OTC Markets Group.

(2)	The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, is calculated by multiplying the transaction value by 0.0001159.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A

Form or Registration Number: N/A

Filing Party: N/A

Date Filed: N/A

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by AntriaBio, Inc., a Delaware corporation (“AntriaBio” or the “Company”) to amend, at the election of the applicable warrantholder, the following warrants to purchase 16,450,915 shares of AntriaBio common stock:

•	Warrants to purchase an aggregate of 118,753 shares of common stock at an exercise price of $1.89 per share issued on December 23, 2013;
•	Warrants to purchase an aggregate of 8,334 shares of common stock at an exercise price of $1.89 per share issued on December 31, 2013;
•	Warrants to purchase an aggregate of 98,172 shares of common stock at an exercise price of $1.89 per share issued on January 15, 2014;
•	Warrants to purchase an aggregate of 6,287,671 shares of common stock at an exercise price of $2.34 per share issued on March 31, 2014;
•	Warrants to purchase an aggregate of 3,249,717 shares of common stock at an exercise price of $2.03 per share issued on March 31, 2014;
•	Warrants to purchase an aggregate of 426,008 shares of common stock at an exercise price of $2.25 per share issued on March 31, 2014;
•	Warrants to purchase an aggregate of 114,492 shares of common stock at an exercise price of $1.38 per share issued on March 31, 2014;
•	Warrants to purchase an aggregate of 106,847 shares of common stock at an exercise price of $1.17 per share issued on March 31, 2014;
•	Warrants to purchase an aggregate of 1,782,783 shares of common stock at an exercise price of $2.50 per share issued on November 28, 2014;
•	Warrants to purchase an aggregate of 1,960,774 shares of common stock at an exercise price of $2.50 per share issued on December 31, 2014;
•	Warrants to purchase an aggregate of 897,004 shares of common stock at an exercise price of $2.50 per share issued on February 18, 2015;
•	Warrants to purchase an aggregate of 327,921 shares of common stock at an exercise price of $2.50 per share issued on February 23, 2015;
•	Warrants to purchase an aggregate of 307,798 shares of common stock at an exercise price of $2.50 per share issued on March 31, 2015 and
•	Warrants to purchase an aggregate of 764,641 shares of common stock at an exercise price of $2.50 per share issued on April 6, 2015.

All warrants listed above are collectively the “Eligible Warrants”. Warrantholders who elect to tender their Eligible Warrants for amendment will sign an amendment to their existing warrant agreement with AntriaBio. The amendment to any Eligible Warrants (such warrants as amended, “Amended Warrants”) will take effect as soon as practicable after the expiration of the Offer and acceptance by AntriaBio. Pursuant to the Amendment, the exercise price of each Amended Warrant will be reduced to $1.65 per share, and the expiration date of each Amended Warrant will be moved to the earlier of (i) January 31, 2020 and (ii) the twentieth (20) day after the date on which the Acceleration Notice (as defined below) is given (the “Expiration Date”). In the event that (A) AntriaBio’s common stock trades in the United States at a closing price of greater than $3.30 per share for a period of at least twenty-five (25) days during any thirty (30) trading day trading period; (B) the daily trading volume of the common stock in the United States for at least twenty (20) consecutive days during such trading period shall be greater than 250,000 shares of common stock and (C) the shares of common stock underlying the Amended Warrant are registered on an effective registration statement pursuant to the United States Securities Act of 1933, as amended (an “Acceleration Event”), the Company may, at its option, accelerate the Expiration Date of the warrant by giving notice within five (5) business days of any such Acceleration Event (the “Acceleration Notice”).  The Holder may exercise the Amended Warrant after the issuance of the Acceleration Notice, but if not exercised, the Amended Warrant shall expire on the Expiration Date and have no further force and effect. The number of shares of common stock underlying each Amended Warrant will be the same number of shares of common stock underlying the corresponding Eligible Warrant it amends.

The Amended Warrants will have the terms set forth in, and the tender, acceptance and amendment of Eligible Warrants will be effected in accordance with and subject to the conditions described in, the (i) Offer to Amend Certain Outstanding Warrants, dated December 15, 2016 (the “Offer to Amend”) upon the terms and subject to the conditions set forth in, (ii) the related letter from Nevan C. Elam, dated December 15, 2016, (iii) the Election Form, (iv) the Withdrawal Form, (v) the Accredited Investor Questionnaire, and (vi) the Form of Warrant Amendment. These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents” and are attached to this Schedule TO as Exhibits (a)(1)(a) through (a)(1)(f), respectively.

The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated by reference in answer to the items required in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet and Q&A” in the Offer to Amend is incorporated herein by reference.

Item 2. Subject Company Information.

(a)	Name and Address.

The name of the subject company (issuer) and filing person (offeror) is AntriaBio, Inc. The address and telephone number of its principal executive offices are 1450 Infinite Drive, Louisville, Colorado 80027; (303) 222-2128.

(b)	Securities.

The Eligible Warrants that are subject to the Offer to Amend are outstanding warrant to purchase an aggregate of 16,450,915 of the Company’s common stock at exercise prices ranging between $1.17 and $2.50 per share, issued to investors participating in the Company’s private placement financings with respect to which closings occurred on December 23, 2013, December 31, 2013, January 15, 2014, March 31, 2014, November 28, 2014, December 31, 2014, February 18, 2015, February 23, 2015, March 31, 2015 and April 6, 2015.

As of December 14, 2016, the Company had: (i) 40,952,450 shares of common stock outstanding; (ii) outstanding warrants to purchase 32,748,700 shares of common stock (16,450,915 of which are the Eligible Warrants); and (iii) outstanding equity awards to purchase 37,247,417 shares of common stock issued pursuant to the Company’s equity compensation plans (the “Plans”). In addition, the Company has reserved an additional 9,608,000 shares of common stock for issuance pursuant to the Plans.

(c)	Trading Market and Price.

No trading market exists for the Eligible Warrants.

Our common stock is currently quoted on the OTCQB of the OTC Markets Group under the trading symbol “ANTB.” The OTCQB is an inter-dealer quotation and trading system and only market makers can apply to quote securities on the OTCQB. Trading in our common stock on the OTCQB has been limited and sporadic and the quotations set forth below are not necessarily indicative of actual market conditions. Further, these prices reflect inter-dealer prices without retail mark-up, mark-down, or commission, and may not necessarily represent actual transactions. On December 12, 2016, the closing price of our common stock as reported on the OTCQB was $1.08 per share.

The following table sets forth the high and low last reported sale price information for our common stock for the fiscal quarters:

	Common Stock
	High	Low

First quarter 2015	$2.22	$1.35
Second quarter 2015	$1.50	$0.90
Third quarter 2015	$2.25	$1.21
Fourth quarter 2015	$2.00	$1.20
First quarter 2016	$2.00	$1.13
Second quarter 2016	$1.79	$1.03
Third quarter 2016	$1.50	$0.80
Fourth quarter 2016	$1.18	$0.80
First quarter 2017	$1.45	$0.81

Item 3. Identity and Background of Filing Person.

Name and Address.

The Company is the filing person and the subject company. The address and telephone number of each of the Company’s executive officers and directors is c/o AntriaBio, Inc., 1450 Infinite Drive, Louisville, Colorado 80027; (303) 222-2128.

Pursuant to General Instruction C to Schedule TO promulgated by the United States Securities and Exchange Commission (the “SEC”), the information set forth on Schedule A to the Offer to Amend is incorporated herein by reference. The information set forth in the “DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE” section of the Supplemental Company Information is incorporated herein by reference.

Item 4. Terms of the Transaction.

Material Terms.

The information set forth in the Offer to Amend under the captions “Summary Term Sheet and Q&A” and the sections under the caption “The Offer” entitled “1. Eligibility,” “2. Number of Warrants; Expiration Date,” “4. Procedures for Electing to Amend Warrants,” “5. Withdrawal Rights and Change of Election,” “6. Acceptance of Warrants for Amendment and Amendment of Tendered Eligible Warrants,” “7. Conditions of the Offer,” “8. Price Range of Shares Underlying the Warrants,” “9. Source and Amount of Consideration; Terms of Amended Warrants,” “12. Legal Matters; Regulatory Approvals,” “13. Certain U.S. Federal Income Tax Consequences,” “14. Extension of Offer; Termination; Amendment” and “18. Registration of Shares of Common Stock Issuable upon the Exercise of Eligible Warrants” is incorporated herein by reference.

Purchases.

The information set forth in the Offer to Amend under the caption “The Offer – 11. Interests of Directors and Executive Officers and Affiliates; Transactions and Arrangements Concerning the Warrants” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Amend under the caption “The Offer – 11. Interests of Directors and Executive Officers and Affiliates; Transactions and Arrangements Concerning the Warrants” is incorporated by reference. The original warrant and the form of amendment to warrant attached hereto as Exhibits (d)(1) and (a)(1)(e) contain information regarding the subject securities.

The Company has previously entered into subscription and purchase agreements pursuant to which the Company issued Eligible Warrants. The descriptions of the private placement transactions as contained in the Post- Effective Amendment No. 3 on Form S-1 (File No. 333-196093) and the Post-Effective Amendment No. 2 on Form S-1 (File No. 333-204434), under the sections “Description of Private Placements” are incorporated herein by reference. In addition, the Subscription Agreement (incorporated by reference to the Company’s 8-K filing on January 16, 2014) and Unit Subscription Agreement (incorporated by reference to the Company’s Form 8-K filing on April 1, 2014) are incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

Purposes.

The information set forth in the Offer to Amend under the captions “Summary Term Sheet and Q&A” and “The Offer – 3. Purpose of the Offer” is incorporated herein by reference.

Use of Securities Acquired.

The information set forth in the Offer to Amend under the captions “6. Acceptance of Warrants for Amendment and Amendment of Tendered Eligible Warrants” is incorporated herein by reference.

Plans.

The information set forth in the Offer to Amend under the caption “The Offer – 3. Purpose of the Offer” is incorporated herein by reference. In addition, any holder of Eligible Warrants who elects to exercise his, her or its Eligible Warrants will acquire additional shares of common stock of the Company as a result of such exercise. As of December 12, 2016, the Company had 40,952,450 shares of common stock outstanding. The Eligible Warrants are exercisable for an aggregate of 16,450,915 shares of common stock. Assuming all Eligible Warrants are exercised, the Company’s outstanding shares of common stock would increase to 57,403,365 with the shares issued upon exercise of the Eligible Warrants representing 29% of the then outstanding shares of common stock.

Item 7. Source and Amount of Funds or Other Consideration.

Source of Funds.

Not applicable.

Conditions.

Not applicable.

Borrowed Funds.

Not applicable.

Item 8. Interest in Securities of the Subject Company.

Securities Ownership.

The information set forth in the Offer to Amend under the caption “The Offer – 11. Interests of Directors and Executive Officers and Affiliates; Transactions and Arrangements Concerning the Warrants” is incorporated herein by reference.

Securities Transactions.

None of our directors, executive officers or any other person listed on Schedule A of the Offer to Amend participated in any transaction involving the Eligible Warrants during the past 60 days.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

Solicitations or Recommendations.

Not applicable.

Item 10. Financial Statements.

Financial Information.

The information set forth in Schedule B – Financial Statements of AntriaBio to the Offer to Amend and in the Offer to Amend under the captions “The Offer – 10. Information Concerning AntriaBio, Inc.,” “The Offer – 17. Financial Statements,” and “The Offer – 16. Additional Information” is incorporated herein by reference.

Pro Forma Information.

The information set forth in Schedule B – Financial Statements of AntriaBio to the Offer to Amend and in the Offer to Amend under the captions “The Offer – 10. Information Concerning AntriaBio, Inc.,” “The Offer – 17. Financial Statements,” and “The Offer – 16. Additional Information” is incorporated herein by reference

Item 11. Additional Information.

Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Amend under the captions “The Offer – 11. Interests of Directors and Executive Officers and Affiliates; Transactions and Arrangements Concerning the Warrants” and “12. Legal Matters; Regulatory Approvals” is incorporated herein by reference.

Other Material Information.

Not applicable.

Item 12. Exhibits.

(a)	(1)	(a)	Letter from Nevan C. Elam dated December 15, 2016
		(b)	Offer to Amend Certain Outstanding Warrants, dated December 15, 2016
		(c)	Election Form
		(d)	Withdrawal Form
		(e)	Accredited Investor Questionnaire
		(f)	Amendment to Warrants
		(g)	Addendum for Warrant Amendment Program
		(h)	Form of Confirmation email/letter to warrantholders who Elect to Participate in the Warrant Amendment Program and Form of Confirmation email/letter to warrantholders who withdraw their Warrants from the Offer
	(5)	(a)	Supplemental Company Information, dated December 15, 2016
	(5)	(b)	Annual Report on Form 10-K for the year ended June 30, 2016 (as filed with the SEC on September 28, 2016 and incorporated herein by reference)
	(5)	(c)	Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 (as filed with the SEC on November 14, 2016 and incorporated herein by reference)
	(5)	(d)	Post- Effective Amendment No. 3 on Form S-1 (File No. 333-196093), which registers the resale of shares of common stock issuable upon the exercise of certain Eligible Warrants (as declared effective by the SEC on October 24, 2016 incorporated herein by reference)
	(5)	(e)	Post- Effective Amendment No. 2 on Form S-1 (File No. 333-204434), which registers the resale of shares of common stock issuable upon the exercise of certain Eligible Warrants (as declared effective by the SEC on October 24, 2016 incorporated herein by reference)
(b)	Not applicable
(c)	Not applicable

(d)	(1)	Form of Warrant for warrants dated December 23, 2013, December 31, 2013, and January 15, 2014
(d)	(2)	Form of Warrant for warrants dated March 31, 2014
(d)	(3)	Form of Warrant for warrants dated March 31, 2014
(d)	(4)	Form of Warrant for warrants dated November 28, 2014, December 31, 2014, February 18, 2015, February 23, 2015, March 31, 2015, and April 6, 2015
(d)	(5)	Subscription Agreement (incorporated herein by reference to the Company’s 8-K as filed with the SEC on January 16, 2014)
(d)	(6)	Unit Subscription Agreement (incorporated herein by reference to the Company’s Form 8-K as filed with the SEC on April 1, 2014)
(d)	(7)	Press Release issued on December 15, 2016
(e)	Not applicable
(f)	Not applicable
(g)	Not applicable
(h)	Not applicable

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

ANTRIABIO, INC.

By:	/s/ Nevan C. Elam
Name:	Nevan C. Elam
Title:	Chief Executive Officer

Date: December 15, 2016

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(a)	Letter from Nevan C. Elam dated December 15, 2016

(a)(1)(b)	Offer to Amend Certain Outstanding Warrants, dated December 15, 2016

(a)(1)(c)	Election Form

(a)(1)(d)	Withdrawal Form

(a)(1)(e)	Accredited Investor Questionnaire

(a)(1)(f)	Amendment to Warrants

(a)(1)(g)	Addendum for Warrant Amendment Program

(a)(1)(h)	Form of Confirmation email/letter to warrantholders who Elect to Participate in the Warrant Amendment Program and Form of Confirmation email/letter to warrantholders who withdraw their Warrants from the Offer

(a)(5)(a)	Supplemental Company Information dated December 15, 2016

(a)(5)(b)	Annual Report on Form 10-K for the year ended June 30, 2016 (as filed with the SEC on September 28, 2016 and incorporated herein by reference)

(a)(5)(c)	Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 (as filed with the SEC on November 14, 2016 and incorporated herein by reference)

(a)(5)(d)	Post- Effective Amendment No. 3 on Form S-1 (File No. 333-196093), which registers the resale of shares of common stock issuable upon the exercise of certain Eligible Warrants (as declared effective by the SEC on October 24, 2016 incorporated herein by reference)

(a)(5)(e)	Post- Effective Amendment No. 2 on Form S-1 (File No. 333-204434), which registers the resale of shares of common stock issuable upon the exercise of certain Eligible Warrants (as declared effective by the SEC on October 24, 2016 incorporated herein by reference)

(d)(1)	Form of Warrant for warrants dated December 23, 2013, December 31, 2014, and January 15, 2014

(d)(2)	Form of Warrant for warrants dated March 31, 2014

(d)(3)	Form of Warrant for warrants dated March 31, 2014

(d)(4)	Form of Warrant for warrants dated November 28, 2014, December 31, 2014, February 18, 2015, February 23, 2015, March 31, 2015 and April 6, 2015

(d)(5)	Subscription Agreement (incorporated herein by reference to the Company’s 8-K as filed with the SEC on January 16, 2014)

(d)(6)	Unit Subscription Agreement (incorporated herein by reference to the Company’s Form 8-K as filed with the SEC on April 1, 2014)

(d)(7)	Press Release issued on December 15, 2016